UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZRCN Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41322C108

(CUSIP Number)

c/o John Stauss/Stauss 2014 Revocable Trust

1580 Dell Avenue, Campbell, CA 95008

(408) 963-4550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41322C108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stauss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (1)
	8.	SHARED VOTING POWER 79,802,655
	9.	SOLE DISPOSITIVE POWER 0 (1)
	10.	SHARED DISPOSITIVE POWER 79,802,655

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,802,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.11% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 79,882,655 shares of Common Stock as trustee of the Stauss 2014 Revocable Trust.

(2) Based on 198,964,500 shares of Common Stock outstanding as reported in the issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2023.

CUSIP No. 41322C108	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Stauss 2014 Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DSCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,802,655
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,802,655

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,802,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.11% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Based on 198,964,500 shares of Common Stock outstanding as reported in the issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2023.

CUSIP No. 41322C108	13D	Page 4 of 6 Pages

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock (“Common Stock”) of ZRCN Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1580 Dell Avenue, Campbell, CA 95008.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by John Stauss (“Stauss”) and The Stauss 2014 Revocable Trust (the “Trust” and together with Stauss, the “Reporting Person”). The Reporting Person has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 2, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.

(b)	The principal business address of the Reporting Person is 1580 Dell Avenue, Campbell, CA 95008.

(c)	John Stauss is the Chief Executive Officer and a member of the board of directors of the Issuer. The principal business of Trust is to administer the assets of the trust for the benefit of the beneficiaries thereof.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a Judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	John Stauss is a citizen of the United States of America. The Trust is a trust Formed under the State of California.

Item 3. Source and Amount of Funds or Other Consideration

On April 14, 2023, the Issuer completed its acquisition of Zircon Corporation, a California corporation (“Zircon”) pursuant to an Agreement and Plan of Merger dated as of April 13, 2023 (“Merger Agreement”) by and among the Issuer, Zircon and ZRCN Inc., a California corporation (“Merger Sub”) pursuant to which Merger Sub merged with and into Zircon with Zircon as the surviving company (and a wholly-owned subsidiary of the Issuer. Upon closing of the Merger Agreement, all of the Zircon shares were cancelled and converted into and aggregate of 177,339,233 shares of the Issuer’s Common Stock. The Reporting Person was a member of Zircon and received his shares in connection with the closing of the Merger Agreement.

The summary description in this Schedule 13D of the Merger Agreement and the transactions effected thereby, is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and are incorporated herein by reference.

Item 4. Purpose of Transaction

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Common Stock reported as beneficially owned by the Reporting Person were acquired in connection with the Merger Agreement and will be held for investment purposes.. The Reporting Person was a member of Zircon and received his shares of common stock upon closing of the Merger Agreement.

As a material term of the transaction, the Reporting Person was appointed as Chief Executive Officer and a director of the Issuer.

Except as set forth herein and to the extent that the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Person does not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 41322C108	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 79,802,655 shares of common stock of the Issuer, which equals approximately 40.11% of the outstanding shares of Common Stock as of April 14, 2023. Percentage ownership is based upon an assumption that 198,964,500 shares of Common Stock outstanding as reported in the issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2023.

(b) The Reporting Person has shared power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c) Except as discussed herein, the Reporting Person has not effected any transaction in the Issuer’s common stock during the past 60 days.

(d) No other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no other contracts, arrangements, understandings or relationships other than as expressly set forth herein.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

1	Agreement and Plan of Merger dated April 13, 2023 by and among Harmony Energy Technologies Corporation, ZRCN Inc. and Zircon Corporation (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on April 20, 2023 by ZRCN Inc.)
2	Joint Filing Agreement

CUSIP No. 41322C108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023	/s/ John Stuass
John Stauss

THE STAUSS 2014 REVOCABLE TRUST

By:	/s/ John Stauss
John Stauss, Trustee

EXHIBIT 2

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: April 27, 2023	/s/ John Stuass
John Stauss

THE STAUSS 2014 REVOCABLE TRUST

By:	/s/ John Stauss
John Stauss, Trustee